

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 31, 2017

Burton M. Goldfield
Chief Executive Officer
TriNet Group, Inc.
1100 San Leandro Blvd., Suite 400
San Leandro, CA 94577

  Re: **TriNet Group, Inc.**
    Form 10-K for Fiscal Year Ended December 31, 2016
    Filed February 28, 2017
    File No. 1-36373

Dear Mr. Goldfield:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/ William H. Thompson

       William H. Thompson
       Accounting Branch Chief
       Office of Consumer Products